Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
AMBASSADORS INTERNATIONAL, INC.

AMBASSADORS INTERNATIONAL, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “Corporation”), does hereby certify, pursuant to Section 242 of the General Corporation Law of the State of Delaware, that:

1.           The name of the Corporation is Ambassadors International, Inc.

2.           The Corporation’s Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 15, 1995 (the “Original Certificate”).  The following certificates were subsequently filed: (i) Certificate of Agreement of Merger, filed on August 4, 1995, (ii) Certificate of Amendment, filed on August 4, 1995, (iii) Certificate of Amendment, filed on June 4, 2007, and (iv) Certificate of Change of Registered Agent, filed on June 20, 2008 (collectively, the Original Certificate together with the subsequently filed certificates shall be referred to as the “Certificate of Incorporation”).

3.           The Board of Directors of the Corporation duly adopted a resolution setting forth a proposed amendment of the Certificate of Incorporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof and said meeting having taken place and said resolution having passed, the Certificate of Incorporation is hereby amended by striking out Article IV thereof and substituting in lieu of said Article the following new Article IV:

Article IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Seven Million (7,000,000), consisting of Five Million (5,000,000) shares of common stock, par value $0.01 per share, and Two Million (2,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).  The designation, powers, preferences and relative, participating, optional or other special rights, including voting rights, qualifications, limitations or restrictions of the Preferred Stock shall be established by resolution of the Board of Directors, pursuant to Section 151 of the General Corporation Law of the State of Delaware.

Reverse Stock Split

As of 11:59 p.m., Eastern time, on the effective date of the amendment adding this paragraph to Article IV pursuant to the General Corporation Law of the State of Delaware (the “Effective Date”), each share of common stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding immediately before the Effective Date, shall be and hereby is, reclassified as and changed into one-eighth (1/8) of a share of common stock, par value $0.01 per share (the “New Common Stock”).  The Corporation shall, through its transfer agent, provide certificates representing New Common Stock to holders of Old Common Stock in exchange for certificates representing Old Common Stock.  From and after the Effective Date, certificates representing shares of Old Common Stock are hereby canceled and shall represent only the right of holders thereof to receive New Common Stock.  The Corporation shall not issue fractional shares of New Common Stock.  Any fractional share that would otherwise be issuable as a result of the split shall be rounded up to the nearest whole share of New Common Stock.  From and after the Effective Date, the term “New Common Stock” as used in this Article IV shall mean common stock as provided in the Certificate of Incorporation.

4.           The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on August 23, 2010.

By:   /s/ Mark Detillion________________
Name:           Mark Detillion
Title:           Chief Financial Officer, Treasurer and Secretary